EXHIBIT 3

                  [ON LA SALLE FINANCIAL PARTNERS LETTERHEAD]

                                July 30, 1998

VIA FACSIMILE

Mr. Richard M. Greenwood, CEO
Bank Plus Corporation
4565 Colorado Boulevard
Los Angeles, CA  90039

Dear Mr. Greenwood:

      La Salle Financial Partners, L. P. has acquired a substantial stake in Bank Plus Corporation. Peter Kross and I tried to contact you yesterday and today, and left a message asking that you return our call. As you have not returned our calls as of this time, I am writing to inform you that tomorrow La Salle Financial Partners, L. P. will be filing a Schedule 13D under the Securities and Exchange Act of 1934, indicating that the Partnership owns 1,414,100 shares, or 7.3% of the outstanding shares of Bank Plus Corporation.

      We are anxious to speak with you about the unusual manner in which Bank Plus Corporation informed a select number of shareholders that the Company would be delaying its release of second quarter results. We believe that when an announcement to a small number of shareholders produces a significant decline in the share price and a significant increase in the number of shares traded, the Company has an obligation to inform the entire investment community of the postponed earnings announcement.

      The Partnership has invested in Bank Plus Corporation because of its strong franchise value and the opportunity to merge the Company into a larger, more profitable financial institution. We believe that maximizing shareholder value can best be accomplished by such a business combination with a stronger company, and that to delay such a combination may further jeopardize the value of the Company.

Regards,

LA SALLE FINANCIAL PARTNERS, L. P.

/s/ Richard J. Nelson

Richard J. Nelson, President
La Salle Capital Management, Inc.,
General Partner